ProSiebenSat.1 Media AG

Securities and Exchange Com[redacted]
450 Fifth Stre[redacted]
Washi[redacted]
USA

ProSiebenSat.1 Media AG as legal successor to ProSieben Media AG
File No 82-4621

12.06.02

Dear Sirs,

Enclosed, please find a copy of the release „ProSiebenSat.1 Group not affected by KirchMedia insolvency proceedings" that was published 18 April, 2002. This information is being furnished pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Very truly yours,

Catherine v. Knoop

Catherine v. Knoop
Investor Relations
ProSiebenSat.1 Media AG
Medienallee 7
D-85774 Unterfoehring
Germany
Tel.: +49-89-95 07-1511
Fax: +49-89-95 07-1503

Enclosures:
Release: „ProSiebenSat.1 Group not affected by KirchMedia insolvency proceedings"

dlw 6/19

ProSiebenSat.1 Media AG
Investor Relations
Postanschrift:
D-85773 Unterföhring
Hausanschrift:
Medienallee 7
D-85774 Unterföhring
Tel. +49 (89) 95 07-1510
Fax +49 (89) 95 07-15 03
www.ProSiebenSat1.de
info@ProSiebenSat1.de

Vorstand:
Urs Rohner (Vorsitzender)
Dr. Ludwig Bauer
Jürgen Doetz
Lothar Lanz
Claus Larass

Aufsichtsratsvorsitzender:
Dr. Dieter Hahn

BHF-BANK AG München
BLZ 702 202 00
Kto. 55007710

Deutsche Bank AG München
BLZ 70070010
Kto. 1948835

HRB 124169 AG München
USt-Id-Nr. DE 198611898

Pressemitteilung

ProSiebenSat.1 Group not affected by KirchMedia insolvency proceedings

No direct impact on ProSiebenSat.1 stations

Munich, April 8, 2002. The ProSiebenSat.1 Group will not be directly affected by KirchMedia GmbH & Co. KGaA's insolvency proceedings – as was emphasized today by ProSiebenSat.1 Media AG's CEO Urs Rohner to counter speculation. "KirchMedia's filing for insolvency will have no direct impact on the ProSiebenSat.1 Group or our four stations, Sat.1, ProSieben, Kabel 1 and N24. We will not be involved in these insolvency proceedings. ProSiebenSat.1 Media AG has long been a profitable company whose financing is autonomous and independent of the Kirch Group."

KirchMedia GmbH & Co. KgaA, which holds 52.52 percent of ProSiebenSat.1 Media AG's capital stock, filed for insolvency today in Munich District Court. "We deeply regret this turn of events. Not only is KirchMedia our principal shareholder, but for many years we have also enjoyed a good business relationship that has always benefited both parties," Rohner stated.

At the same time the Chairman of the Executive Board of ProSiebenSat.1 Media AG said that the company will exercise its contractually agreed broadcasting rights for the German Football League until the end of the season. "We have acquired the rights for the full 2001/2002 season and have met all payments on time", says Rohner. "Of course, we are interested in continuing to broadcast German Football League matches on Sat.1. Considering that "ran", the Sat 1 football flagship, enjoys an excellent reputation for its football coverage, we assume that the rights owners will start to negotiate with us first as they have done in the past."

Contact:
Insa Doescher
Head of Investor Relations
ProSiebenSat.1 Media AG
Medienallee 7
D-85774 Unterföhring
Tel. +49 [89] 95 07-15 10
Fax +49 [89] 95 07-15 03

email:
Insa.Doescher
@ProSiebenSat1.com

Press release online:
www.ProSiebenSat1.com

ProSiebenSat.1 Media AG

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

ProSiebenSat.1 Media AG as legal successor to ProSieben Media AG
File No 82-4621

12.06.02

Dear Sirs,

Enclosed, please find a copy of the release „ProSiebenSat.1 Group's performance influenced by downturn in German advertising industry" that was published on 29 April, 2002. This information is being furnished pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Very truly yours,

Catherine v. Knoop

Catherine v. Knoop
Investor Relations
ProSiebenSat.1 Media AG
Medienallee 7
D-85774 Unterfoehring
Germany
Tel.: +49-89-95 07-1511
Fax: +49-89-95 07-1503

Enclosures:
Release: „ProSiebenSat.1 Group's performance influenced by downturn in German advertising industry"

ProSiebenSat.1 Media AG
Investor Relations

Postanschrift:
D-85773 Unterföhring
Hausanschrift:
Medienallee 7
D-85774 Unterföhring
Tel. +49 [89] 95 07-1510
Fax +49 [89] 95 07-15 03

www.ProSiebenSat1.de
info@ProSiebenSat1.de

Press Release

ProSiebenSat.1 Group's performance influenced by downturn in German advertising industry

Broadcasting family increases market share in declining advertising market

Munich, April 29, 2002. Although it expanded its position substantially in the television advertising market during the first quarter of 2002, the ProSiebenSat.1 Group has sustained declines in both sales and earnings. "As expected, the television advertising market has been difficult in the first three months of the year," said Urs Rohner, Chairman of the Executive Board of ProSiebenSat.1 Media AG. "Although the ProSiebenSat.1 Group's stations again made striking gains in their share of the television advertising market, the poor market environment has had an impact on our business performance." Nevertheless, nearly 20 percent of the revenue reversal was made up for at the earnings level. Although revenues were down EUR 24.4 million, the ProSiebenSat.1 Group is still running profitably, with group pre-tax profit of EUR 8.5 million, following EUR 28.6 million in the previous year's first quarter. Consolidated revenues for the Group, with its stations Sat.1, ProSieben, Kabel 1 and N24, amounted to EUR 489.3 million for the first quarter of the current fiscal year, as compared to EUR 513.7 million for the same period last year. This represents a decline of five percent.

Contact:
Insa Doescher
Head of Investor Relations
ProSiebenSat.1 Media AG
Medienallee 7
D-85774 Unterföhring
Phone: +49 [89] 95 07-15 10
Fax: +49 [89] 95 07-15 03

email:
Insa.Doescher
@ProSiebenSat1.com

Press release online:
www.ProSiebenSat1.com

EBITDA for the first quarter of 2002 amounted to EUR 35.3 million, as compared to EUR 53.7 million. EBIT amounted to EUR 21.6 million, following EUR 39.1 million in the same period last year. Consolidated net profit was EUR 5.7 million, after EUR 16.4 million. Cash flow as defined by DVFA/SG standards was EUR 287.3 million, down seven percent from the equivalent figure for last year.

In terms of gross advertising spending – including discounts, agency commissions and stations' self-promotion – the German television market was down 6.7 percent in the first quarter of 2002. In the same period, ProSiebenSat.1 Group stations boosted their combined market share 2.0 percentage points, to a total of 47 percent. This makes the broadcasting group the clear Number One in Germany. By contrast, the RTL Group's stations reported a loss of 1.5 percentage points in their joint advertising market share during the first quarter, to 40.3 percent.

The advertising market continues to be dominated by the overcast economic climate in Germany. Amid these conditions, the ProSiebenSat.1 Group anticipates at most a stable development of the television advertising market for 2002 as a whole. "The first nine months of 2002 in terms of advertising will be weaker than the year before," said Urs Rohner. "No significant recovery can be expected before the fourth quarter, which is by far the most important one for the television business." However, he said, visibility is still very limited within the television advertising market. "Nobody today can say exactly how the advertising market will evolve. At best, it will show zero growth at year's end. In the worst case, it may be down as much as five percent," said Rohner. "However, our strong position in this market shows that our stations are well positioned. In any event, we will perform better than the market as a whole." In terms of earnings, the ProSiebenSat.1 Group expects EBITDA for 2002 to remain at roughly the same level as last year.

Continuing rigorous cost management will have a positive influence on the further course of business. The Group had already put this approach into action last year. "We will concentrate on further enhancing the efficiency of our organization in all its lines of business and all its business segments." Here the primary emphases will be on optimizing marketing and programming costs, and on reviewing all the corporation's other activities. Said Urs Rohner, "Despite the expensive soccer World Cup in June, our costs for programming and materials will not rise in fiscal 2002. Our ambition is to keep the costs of programming, personnel and all other expense items under constant control, so that we can enhance our profitability still further and create enough leeway to develop new programs."

In the first quarter of 2002, the ProSiebenSat.1 Group cut personnel expenses five percent, to EUR 55.1 million. Staff was reduced eight percent, to 3,047 employees. Programming investments were down 20 percent, to EUR 325.5 million. Expenses for programming and materials, at EUR 347.3 million, remained on approximately the same level as last year's EUR 342.7 million. Other operating expenses also remained roughly the same as for the equivalent period last year, at EUR 67.1 million.

Television: Revenues down four percent

The ProSiebenSat.1 Group's Television segment achieved revenues of EUR 472.6 million in the first three months of 2002. This is equivalent to a decline of four percent from the same period last year. Externally generated revenues were EUR 468.3 million; operating profit amounted to EUR 9.0 million, following on EUR 30.4 million last year. In the first quarter, the ProSiebenSat.1 Group invested EUR 3.9 million in market research and new program development – five percent more than in the same period last year. In the commercially critical target group between ages 14 and 49, the Group's stations earned a combined market share of 29.0 percent in the first quarter of 2002. The previous year's equivalent figure was 31.7 percent.

ProSieben logged the largest gain in television advertising market share of any German station. With an increase of 1.4 percentage points to a market share of 21.4 percent of gross advertising revenues, ProSieben reconfirmed its exceptional position in the German TV market. By contrast, its principal competitor, RTL, lost 0.7 percentage points during the same period. The public television stations also lost ground – ZDF was down by 0.4 percentage points and ARD by 0.2 percentage points. Among the crucial 14- to 49-year-old target group, ProSieben achieved a market share of 12.5 percent in the first quarter of 2002, compared to the previous year's 14.1 percent. ProSieben's revenues from January through March amounted to EUR 208.4 million. The figure for the first three months of 2001 was EUR 215.7 million. Pre-tax profit was EUR 68.7 million, compared to EUR 76.8 million.

Sat.1 also improved its position in the television advertising market during the first quarter. Gaining 0.6 percentage points compared to the year before, the station boosted its share of gross advertising revenues to 19.8 percent. In terms of audience market, Sat.1 came in slightly below last year's 12.0 percent among the target group age 14 to 49, with a 11.5 percent share. Sat.1's revenues for the first three months of 2002 totaled EUR 195.9 million. The previous year's equivalent figure was EUR 214.2 million. Before-tax income was negative, at EUR –40.8 million. In the comparable period the figure had been EUR –22.0 million.

Kabel 1 slightly expanded its Number One position among second-generation stations. From January to March, the station added 0.1

percentage points to its share of the gross television advertising market, reaching 5.6 percent. Thus Kabel 1 remains ahead of its direct competitors RTL II (5.3%) and Vox (4.9%). Among the 14- to 49-year-old target group, Kabel 1 achieved a market share of 5.0 percent in the first quarter, following on 5.6 percent before. The station's revenues for the first three months of this year were EUR 53.3 million, thus approximating last year's level of 53.4 million. Pre-tax profit was EUR 2.5 million, a drop from the previous year's EUR 7.8 million, due primarily to already-budgeted increases in spending on programming.

News channel N24 further expanded its position in the German television market during the first three months of 2002. From January to the end of March, N24 boosted its technical reach from 68 percent to 73 percent. The channel thus reached more than 56 million viewers as of the end of March. The news station's revenues also rose compared to the year before, to EUR 24.8 million – a gain of 158 percent. This revenue growth is due quite significantly to N24's increased importance as the central news service provider for all ProSiebenSat.1 Group stations. N24 improved its pre-tax income from EUR –7.7 million to EUR –6.9 million.

Merchandising: Double-digit growth in revenues and earnings

The Merchandising segment combines the activities of the MM Merchandising München GmbH merchandising agency, ArtMerchandising & Media AG, which specializes in the international marketing of ancillary rights in works of art, and SevenOne Club & Shop GmbH. In the first quarter of 2002, the ProSiebenSat.1 Group generated revenues of EUR 19.2 million in this segment – a gain of 33 percent from the same period the year before. Externally generated revenues were up 31 percent, to EUR 17.4 million. Aside from the further growth of Merchandising activities, the expansion of viewer loyalty builders used by SevenOne Club & Shop also had a positive impact on business. They pushed up operating profit 35 percent, to EUR 7.4 million.

Services: Revenues stable

The Services segment comprises subsidiaries SevenSenses and SZM Studios, and the IT company ProSieben Information Services. In this segment the ProSiebenSat.1 Group achieved total revenues of EUR 41.4

million from January through March 2002. The previous year's figure had been EUR 42.2 million. Externally generated revenues, at EUR 3.4 million, were six percent above the equivalent figure from last year. Operating profit was EUR 0.7 million; the previous year's equivalent figure was EUR 1.1 million.

ProSiebenSat.1 Group not involved in KirchMedia insolvency proceedings

On April 8, 2002, KirchMedia GmbH & Co. KGaA filed to initiate insolvency proceedings in Munich Local Court. ProSiebenSat.1 Media AG, its stations and its subsidiaries are not involved in these insolvency proceedings, and are not directly affected by them. As a profitable, publicly-traded corporation, ProSiebenSat.1 Media AG is independently and autonomously financed. KirchMedia GmbH & Co. KGaA holds 52.52 percent of the share capital of ProSiebenSat.1 Media AG. Additionally, the ProSiebenSat.1 Group has enjoyed good business relations with KirchMedia for many years. Last year, 41 percent of the programming the ProSiebenSat.1 Group aired was acquired from the Kirch Group. The ProSiebenSat.1 Group's programming supplier list includes more than 120 entries.

"KirchMedia is our most important programming supplier, but not the only one by far," said Urs Rohner. "Our stations' programming supply for the next few years is secure, irrespective of KirchMedia's insolvency. Our needs for feature films and series are covered in full for 2002 and already 86 percent covered through the end of 2003." The programming rights the Group already has under contract today will cover roughly 57 percent of its entire needs for licensed programming through 2004. "No other private television corporation in Germany has such a large, attractive range of programming assets – or one that extends so far into the future – as the ProSiebenSat.1 Group," said Rohner. He added, "We remain very interested in continuing our business relationship with KirchMedia. It has brought us extraordinary benefits so far, especially in purchasing licensing rights, as shown for example by the high margins at ProSieben and Kabel 1. In that regard, we hope that KirchMedia succeeds in its current efforts to return to a sound financial footing."

Please note our telephone conference today at 12:15 p.m. You can find additional information on the quarterly report on the Internet at www.ProSiebenSat1.com.

Key figures of the ProSiebenSat.1 Group

ProSiebenSat.1 Group			1st quarter 2002	1st quarter 2001	Change
	Revenues	(€ m)	489	514	-5%
	Pre-tax profit	(€ m)	8	29	-72%
	Consolidated net income for the period	(€ m)	6	16	-63%
	Employees*		3,047	3,318	-8%
	Earnings per share in accordance with DVFA/SG	(€)	0.03	0.08	-63%
	Cash flow calculated according to DVFA / SG	(€ m)	287	308	-7%
	EBIT	(€ m)	22	39	-44%
	EBITDA	(€ m)	35	54	-35%
	Net financial debt	(€ m)	1,022	748	37%
	Tax rate		38%	44%	-14%
Business segments			**1st quarter 2002**	**1st quarter 2001**	**Change**
TV	External revenues	(€ m)	468	492	-5%
	Total revenues	(€ m)	473	494	-4%
	Operating profit	(€ m)	9	30	-70%
	Employees*		1,771	1,766	-/-
Sat.1	Total revenues	(€ m)	196	214	-8%
	Pre-tax loss	(€ m)	-41	-22	-86%
	Employees*		191	346	-45%
ProSieben	Total revenues	(€ m)	208	216	-4%
	Pre-tax profit	(€ m)	69	77	-10%
	Employees*		294	286	3%
Kabel 1	Total revenues	(€ m)	53	53	-/-
	Pre-tax profit	(€ m)	2	8	-75%
	Employees*		51	45	13%
N24	Total revenues	(€ m)	25	10	150%
	Pre-tax loss	(€ m)	-7	-8	13%
	Employees*		278	138	101%
Merchandising	External revenues	(€ m)	17	13	31%
	Total revenues	(€ m)	19	14	36%
	Operating profit	(€ m)	7	6	17%
	Employees*		118	99	19%
Services	External revenues	(€ m)	3	3	-/-
	Total revenues	(€ m)	41	42	-2%
	Operating profit	(€ m)	1	1	-/-
	Employees*		1,127	1,255	-10%

*Full-time equivalent jobs as of March 31

ProSiebenSat.1 Media AG

RECD S.E.C.

JUN 1 2 2002

1086

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

ProSiebenSat.1 Media AG as legal successor to ProSieben Media AG
File No 82-4621

12.06.02

Dear Sirs,

Enclosed is a copy of the ad-hoc release „Supervisory Board of ProSiebenSat.1 Media AG plans to convert preferred stock to common stock at a later time" that was published in accordance with §15 of the German Securities Trading Act on 20 March, 2002. This information is being furnished pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Very truly yours,

Catherine v. Knoop

Catherine v. Knoop
Investor Relations
ProSiebenSat.1 Media AG
Medienallee 7
D-85774 Unterfoehring
Germany
Tel.: +49-89-95 07-1511
Fax: +49-89-95 07-1503

Enclosures:
Ad-hoc release: „Supervisory Board of ProSiebenSat.1 Media AG plans to convert preferred stock to common stock at a later time"

ProSiebenSat.1 Media AG
Investor Relations
Postanschrift:
D-85773 Unterföhring
Hausanschrift:
Medienallee 7
D-85774 Unterföhring
Tel. +49 (89) 95 07-1510
Fax +49 (89) 95 07-15 03
www.ProSiebenSat1.de
info@ProSiebenSat1.de

Press Release

NOTICE PURSUANT TO §15 GERMAN SECURITIES TRADING ACT (WPHG)

Supervisory Board of ProSiebenSat.1 Media AG plans to convert preferred stock to common stock at a later time

Four Supervisory Board members step down

Munich, May 21, 2002. The Executive and Supervisory Boards of ProSiebenSat.1 Media AG were informed today by the company's majority shareholder Kirch Media that at present KirchMedia would not support the conversion of preferred stock to common stock. Against this background the Supervisory Board decided against putting the conversion on the agenda of the upcoming annual shareholders' meeting on July 9. The Executive and Supervisory Boards at the same time agreed to adhere to the decision of converting preferred stock into common stock at the earliest possible opportunity.

Contact:
Insa Doescher
Head of Investor Relations
ProSiebenSat.1 Media AG
Medienallee 7
D-85774 Unterföhring
Phone: +49 [89] 95 07-15 10
Fax: +49 [89] 95 07-15 03

email:
Insa.Doescher
@ProSiebenSat1.com

Press release online:
www.ProSiebenSat1.com

On April 8, 2002, KirchMedia filed in Munich Local Court for insolvency under self-administration, and was assigned an interim management. KirchMedia explained that with regard to the ongoing insolvency proceedings it is currently in no position to make a decision about the conversion of preferred stock, since such a change might affect the interests of its creditor banks and investors. KirchMedia management said it still advocates the project in principle, but will not be able to support it until KirchMedia's shareholder structure has been clarified. Before the company filed for insolvency KirchMedia had originally announced on February 22, 2002, that it would support the conversion at the next annual shareholders' meeting.

Furthermore, today Dr. Dieter Hahn, Chairman of the Supervisory Board of ProSiebenSat.1 Media AG, resigned from his seat on the Board as of June 21, 2002, as did Vice-Chairman Thomas Kirch, Mr. Jan Mojto, and Dr. Klaus Piette. At the annual meeting on July 9, the Supervisory Board will propose three managing directors of KirchMedia – Mr. Wolfgang van Betteray, Mr. Norbert Deigner and Mr.

Fred Kogel – as new members of the Board, along with Mr. Wolfgang Hartmann, a member of the Executive Board of Commerzbank AG.